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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K
                           REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            dated February 15, 2001

                                   ILOG S.A.

                             9 Rue De Verdun BP 85
                            94253 Gentilly, France

                   (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F     X         Form 40-F _____.
                              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                      Yes  _____             No    X
                                                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

ILOG S.A.
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                                   FORM 6-K

ILOG S.A. (the "Company") reported its results for the three months and six months ended December 31, 2000 in a press release dated January 25, 2001. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ILOG S.A.

                         By: /s/ Roger Friedberger
                            ---------------------------------
                            Roger Friedberger
                            Chief Financial Officer


Date: February 15, 2001
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                                 EXHIBIT INDEX


Exhibit No.           Exhibit Description


Exhibit 99.1 Press release, dated January 25, 2001, announcing the results of ILOG S.A. for the three months and six months ended December 31, 2000.